Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2011	2010
Earnings:
Income before income tax expense	$2,823	$2,419
Add:
Equity earnings from affiliates	(272)	(271)
Dividends received from affiliates	178	190
Fixed charges, excluding capitalized interest	870	931
Amortization of capitalized interest	40	60

Total earnings available for fixed charges	$3,639	$3,329

Fixed charges:
Interest on debt and finance lease charges	$706	$761
Capitalized interest	30	35
Interest element on rental expense	164	170

Total fixed charges	$900	$966

Ratio of earnings to fixed charges	4.0	3.5